Exhibit 11

CHLUMSKY, ARMBRUST & MEYER, LLC
200 Union Boulevard, Suite 430
Lakewood, Colorado 80228
Telephone: (303) 716-1617
Fax: (303) 716-3386
CONSENT OF EXPERT

February 23, 2012

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Northwest Territories
Registrar of Securities, Nunavut
Registrar of Securities, Yukon
United States Securities and Exchange Commission

Re:	Annual Information Form dated February 23, 2012 (the “Annual Information Form”) of Minefinders Corporation Inc. (the “Company”)

We refer to our report entitled "NI 43-101 Technical Report, Dolores Gold-Silver Project, Chihuahua, Mexico" dated September 30, 2011 (the "Report") as referenced in the Annual Information Form and documents incorporated by reference therein.

We hereby consent to the use of our firm name and our Report in the Annual Information Form and in documents incorporated by reference therein.

We confirm that we have read the Annual Information Form and we have no reason to believe that there are any misrepresentations that are derived from our Report referred to above or that are within our knowledge as a result of the services we performed in connection with such Report.

We consent to the filing of this consent with the United States Securities and Exchange Commission as part of the Company’s Form 40-F dated February 23, 2012, and any amendment thereto, and to the incorporation by reference of this consent into the Company’s Registration Statement on Form F-10 (File No. 333-170839).

Yours truly,

CHLUMSKY, ARMBRUST & MEYER, LLC

Per:    /s/ Michael J. Read

Name: Michael J. Read
Position: Principal

February 23, 2012